FORM 51-102F3
Material Change Report

Item 1.                    Name and Address of Issuer
        The full name of the Issuer and the address of its principal office in Canada is:

Atna Resources Ltd.
Suite 510 - 510 Burrard Street
Vancouver, B.C.  V6C 3A8

Item 2.                  Date of the Material Change

           The date of the material change was July 11, 2007.

Item 3.                   News Release

The date of issuance of the news release was July 11, 2007.

The news release was disseminated through Canada NewsWire and was filed with the British Columbia, Alberta, Ontario and Nova Scotia Securities Commissions via SEDAR.

Item 4.                   Summary of Material Change

The Issuer announces the completion of a revised estimate of mineral resources on the Pinson Property, Humboldt County, Nevada.  The revised estimate includes drill holes that were completed and assay data received after the January 2006 cut-off date for the last resource estimate (Atna news release, April 6, 2006).

Item 5.                    Full Description of Material Change

The Issuer announces the completion of a revised estimate of mineral resources on the Pinson Property, Humboldt County, Nevada.  The revised estimate includes drill holes that were completed and assay data received after the January 2006 cut-off date for the last resource estimate (Atna news release, April 6, 2006).

The revised estimate results in a significant increase in the total gold resource and in the transfer of additional mineralization from the inferred category to the measured and indicated categories.  The Measured + Indicated categories increased by 50% from 712,600 ounces to 1,063,000 ounces at an average grade of 0.42 ounces gold per ton.  Inferred resources increased by 9% from 1,053,700 ounces to 1,146,600 ounces with an average grade of 0.34 ounces gold per ton.  The revised estimate is shown in the following table.

Resources Summary (RF, CX, Ogee, CX-West)
	Tons*	Grade (Au opt)	Contained Au*
Measured	1,152,400	0.454	523,200
Indicated	1,353,500	0.399	540,600
M + I	2,505,000	0.424	1,063,000
Inferred	3,374,500	0.340	1,146,600
(Cut-off grade = 0.20opt Au)
* Columns do not add up due to rounding

The resources estimate was completed in accordance with conventional industry practice using a the commercial software (Surpac 5.2) and its inverse distance squared algorithm to calculate 10x10x10 foot blocks within geologically interpreted 0.10 ounce per ton grade shells. The resource classification of each block in the model is based on the distances from drill intercepts as follows:

Measured blocks:                                           within 50 feet of a drill intercept.
Indicated blocks:                                           50 to 100 feet from a drill intercept.
Inferred blocks:                                           100 to 300 feet from a drill intercept.

A full technical report in support of the estimate will be filed on SEDAR within 30 days.David Watkins, President and CEO of Atna stated, “We are excited by the possibility that the exploration and development program about to be initiated by PMC [Pinson Mining Company, a wholly owned subsidiary of Barrick Gold Corporation] will continue to increase the size of the deposit and may encounter completely new zones of mineralization”.  PMC has less than twenty-one months remaining to complete spending their US $30 million back-in expenditure.

Item 6.                   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                   Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.                    Executive Officer

The name and business telephone number of an executive officer of the Issuer who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted is as follows:

Name:                                Bonnie Whelan, Corporate Secretary
Telephone:                       (604) 684-2285

Item  9.                   Date of Report

DATED at Vancouver, British Columbia this 11th day of July, 2007.

                        “Bonnie Whelan”
Bonnie Whelan, Corporate Secretary